FIRST AMENDMENT

TO THE

PREFERRED APARTMENT COMMUNITIES, INC.

2011 STOCK INCENTIVE PLAN

This FIRST AMENDMENT (this “Amendment”) to the Preferred Apartment Communities, Inc. 2011 Stock Incentive Plan (the “Plan”) is made effective as of November 1, 2011, with respect to all Awards (as defined in the Plan) outstanding as of such date and granted on or after such date, by Preferred Apartment Communities, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Plan was established by the Company effective as of February 25, 2011; and

WHEREAS, the Company now desires to amend the Plan to clarify the definition of Consultant;

NOW, THEREFORE, pursuant to the authority reserved in Section 13.1 of the Plan, the Plan is amended as follows:

1.     Section 2.12 of the Plan is hereby amended and restated in its entirety as follows:

“Consultant” means any natural person who, directly or indirectly, provides bona fide consulting or advisory services to the Company or any of its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

2.     Except as otherwise specifically set forth herein, all other terms and conditions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed on its behalf by its duly authorized officer on this the 1st day of November, 2011.

PREFERRED APARTMENT
COMMUNITIES, Inc.

By:	/s/ John A. Williams
Name: John A. Williams
Title: President and Chief Executive Officer